

Mail Stop 4631

December 1, 2009

via U.S. mail and facsimile

Gregory M. Swalwell, CFO
NL Industries, Inc.
5430 LBJ Freeway, Suite 1700
Dallas, Texas 75240-2697

> **RE: NL Industries, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed March 12, 2009**
> **Forms 10-Q for the Fiscal Quarters Ended March 31, 2009,**
> **June 30, 2009, and September 30, 2009**
> **File No. 1-640**

Dear Mr. Swalwell:

    We have reviewed your response letter dated November 20, 2009, and have the following additional comment. Where indicated, we think you should revise your document in future filings in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Exhibits 10.23, 10.25, 10.31, 10.32, 10.35, 10.36, 10.37and 10.41

1. We reviewed the response to prior comment 13 and are unable to concur. As noted previously, there is no provision in Item 601(b)(10) of Regulation S-K for excluding schedules or similar attachments. While we note that your exhibit list states that you will furnish schedules and attachments upon request for each of these exhibits, please be aware that this provision only applies to exhibits filed under Item 601(b)(2) of Regulation S-K (plans of acquisition, reorganization, etc.), and not to material contracts filed under Item 601(b)(10). Further, Rule 12b-31, which you cite in your response, relates to the omission of substantially identical documents and requires the filing of a schedule identifying the other documents omitted and setting forth the material details in which the documents differ from the document of which a copy is filed. It does not pertain to the exclusion of schedules and attachments to documents filed as exhibits. Please refile the captioned exhibits, with all schedules and exhibits attached, in your next Exchange Act filing.

*   *   *   *

As appropriate, please respond to this comment within 10 business days or tell us when you will provide us with a response. Please furnish a letter on EDGAR that keys your response to our comment and provides any requested information. Detailed response letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comment.

You may contact Tracey Houser, Staff Accountant, at (202) 551-3736, or in her absence, Jeanne Baker, Assistant Chief Accountant, at (202) 551-3691, or me at (202) 551-3355, if you have questions regarding comments on the financial statements and related matters. For other comments, please contact Edward M. Kelly, Senior Counsel, at (202) 551-3728, or in his absence, Pamela A. Long, Assistant Director, at (202) 551-3765.

Sincerely,

Terence O'Brien
Accounting Branch Chief